

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2017

David Giljohann
Chief Executive Officer
Exicure, Inc.
8045 Lamon Avenue
Suite 410
Skokie, IL 60077

> **Re: Exicure, Inc.**
> **Current Report on Form 8-K**
> **Filed October 2, 2017**
> **File No. 000-55764**

Dear Dr. Giljohann:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K Filed October 2, 2017

Item 2.01 Completion of Acquisition or Disposition of Assets
Description of Business
Overview, page 13

1.   Please revise here and elsewhere throughout the filing the discussion of your Purdue Collaboration to narrow the "single to low double digit royalties" to a range that does not exceed 10 percentage points.

Our Research and Development Programs, page 21

2.   Please remove the references to the therapeutic candidates in the research stage of development from your table depicting your development pipeline. Research and discovery activities that precede the identification of a product candidate are too remote to be highlighted in the pipeline table.

3.   Please include a column for Phase 3 in your product pipeline table.

Item 9.01 Financial Statements and Exhibits, page 154

4.   We note your disclosure that you entered into agreements with Northwestern University and Purdue Pharma L.P. Please file these agreements as exhibits or tell us why you do not believe you are required to do so.

Exhibit 99.2
Exicure Inc.
Notes to Unaudited Interim Financial Statements
Purdue Collaboration, page 11

5.   You indicate the Company is eligible to receive $770 million upon successful completion of certain research, regulatory and commercial sales milestones under the collaboration agreement with Purdue. Please revise to separately describe and quantify each of these milestones. Refer to ASC 605-28-50-2b.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Christine Torney at 202-551-3652 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Suzanne Hayes at 202-551-3675 with any other questions.

                                                Division of Corporation Finance
                                                Office of Healthcare & Insurance

cc: Sam Zucker